FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2006
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Cancellation of Stock Options

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	March 17, 2006	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Cancellation of Stock Options

1. Details of Cancellation	Number Grantees		3
	Number of Shares Cancelled	Common Shares	6,300
		Preferred Shares	-
	Details of Cancelled Stock Options	Grant Date	01/20/2005
		Exercisable Period	01/20/2008 - 01/19/2010
		Exercise Price (KRW)	24,100
2. Stock Option Granted after Cancellation	Number of Grantees		39
	Number of Shares Granted	Common Shares	120,200
		Preferred Shares	-
3. Reasons of Cancellation			Retirement
4. Date of Board of Directors’ Resolutions			03/17/2006
- Outside Directors in Attendance		Number Present	2
		Number Absent	1
- Auditors in Attendance (on Audit Committe who are not outside directors)			-
5. Other	* The number of stock options after the aforementioned cancellations: 120,000 shares

1) Grant of stock option by Extraordinary Shareholders
Meeting’s resolution on 07/10/2002:
3,000 shares

			2) Grant of stock option by Board of Directors’ resolution on

01/20/2005: 92, 700 shares 2) Grant of stock option by Board of Directors’ resolution on 04/14/2005: 24, 500 shares
* Date of Relevant Disclosure	-

[ Details of Cancellation by Grantees ]

Grantees	Relationship to Company	Number of Shares Cancelled		Remarks
		Common Shares	Preferred Shares
Kyu Ha Cho	Employee	1,500	-	-
Sung Min Hong	Employee	1,800	-	-
Hyun Woo Choi	Employee	3,000	-	-